SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                            Electric Lightwave, Inc.
                        --------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
                      ------------------------------------
                         (Title of Class of Securities)

                                    284895109
                                    ---------
                                 (CUSIP Number)

                               Scott N. Schneider
                         Citizens Communications Company
                              Three High Ridge Park
                               Stamford, CT 06905

                                 (203) 614-5600

                                 With a copy to:

                               David F. Kroenlein
                                Winston & Strawn
                                 200 Park Avenue
                               New York, NY 10166

                                 (212) 294-6700
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2002
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP NO. 284895109

       1.     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Citizens Communications Company
                   06-0619596

       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                                    (b) [ ]

       3.     SEC USE ONLY

       4.     SOURCE OF FUNDS
                   WC

       5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

       6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

              7.     SOLE VOTING POWER
                      0

              8.     SHARED VOTING POWER
                      27,571,332

              9.     SOLE DISPOSITIVE POWER
                      0

             10.     SHARED DISPOSITIVE POWER
                      27,571,332

      11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                  27,571,332

      12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES    [ ]

      13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  77.94%

      14.     TYPE OF REPORTING PERSON
                  HC

CUSIP NO. 284895109

       1.     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CUCapital Corp.
                  06-1156876

       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                   (b) [ ]

       3.     SEC USE ONLY

       4.     SOURCE OF FUNDS
                  WC

       5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

       6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

              7.     SOLE VOTING POWER
                       0

              8.     SHARED VOTING POWER
                       27,571,332

              9.     SOLE DISPOSITIVE POWER
                       0

             10.     SHARED DISPOSITIVE POWER
                       27,571,332

      11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                       27,571,332

      12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES    [ ]

      13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                       77.94%

      14.     TYPE OF REPORTING PERSON
                       CO

                                 SCHEDULE 13D/A

     This Amendment No. 9 amends and supplements the Statement on Schedule 13D initially filed on May 30, 2000 and Amendments Nos. 1 through 8 thereto (together "Schedule 13D"), each filed with the Securities and Exchange Commission (the "SEC") by Citizens Communications Company ("Citizens") and CUCapital Corp. ("CUCapital"), which Schedule 13D relates to the Class A Common Stock, par value $.01 (the "Shares") of Electric Lightwave, Inc., a Delaware corporation ("ELI"). This Amendment No. 9 is submitted in connection with the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Offer to Purchase") filed by Citizens and ELI Acquisition, Inc., a wholly-owned subsidiary of CUCapital ("Purchaser") with the SEC on May 20, 2002, pursuant to which Citizens has commenced the tender offer (the "Offer") to acquire as many of the Shares (other than those already owned by Citizens and its subsidiaries) as possible, as a first step in acquiring the entire equity interest in ELI. Citizens and its subsidiaries own approximately 78% of the Shares and 100% of the Class B Common Stock of ELI, or approximately 85% of the outstanding common stock of ELI.

Item 2.  Identity and Background

     (a) This Amendment No. 9 is being filed jointly by each of Citizens and CUCapital (Citizens and CUCapital are collectively referred to herein as the "Reporting Persons"). Each of Citizens and CUCapital is a corporation organized under the laws of the state of Delaware. The principal business of Citizens is providing wireline communications services to 2.5 million telephone access lines in 24 states. It was the seventh largest local access telephone provider in the United States as of December 31, 2001. Citizens also provides competitive local exchange services in the West through its subsidiary, ELI, a facilities-based competitive local exchange carrier providing Internet, data, voice and dedicated access services to communications-intensive businesses and the e-commerce market. In addition, Citizens provides natural gas transmission and distribution and electric transmission and distribution to customers in Arizona, Hawaii and Vermont. Citizens plans to divest these utility operations to focus upon telecommunications. CUCapital is a holding company and a wholly-owned subsidiary of Citizens. The principal address for each of the Reporting Persons is 3 High Ridge Park, Stamford, CT 06905.

     (d) Convictions. Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

     (e) Civil Proceedings. Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

     Unless otherwise specified herein, (a) the principal business address for each of the directors and executive officers of each of the Reporting Persons is c/o Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, (b) none of the directors or executive officers of either of the Reporting Persons has been convicted in a criminal proceeding in the last five years, (c) none of the directors or executive officers of either of the Reporting Persons has been party to a civil proceeding involving United States federal or state securities laws during the last five years and (d) the citizenship of each of the directors and executive officers of each of the Reporting Persons is the United States.

Directors of Citizens:

1.   Norman I. Botwinik. Mr. Botwinik is retired.

2. Aaron I. Fleischman. Mr. Fleischman is a Senior Partner of Fleischman and Walsh, L.L.P., a Washington, DC law firm specializing in regulatory, corporate-securities, legislative and litigation matters for telecommunications, regulated utility and transportation companies.

3. Rudy J. Graf. Mr. Graf is the Vice Chairman of the Board, President and Chief Operating Officer of Citizens.

4.   Stanley Harfenist. Mr. Harfenist is retired.

5.   Andrew N. Heine. Mr. Heine is a private investor.

6. Scott N. Schneider. Mr. Schneider is the Vice Chairman of the Board, Executive Vice President and Chairman of Citizens Capital Ventures, and a director and Executive Vice President of Citizens.

7. John L. Schroeder. Mr. Schroeder is a Director of Morgan Stanley Dean Witter Funds, an investment company.

8. Robert A. Stanger. Mr. Stanger is the Chairman of Robert A. Stanger & Company, an investment banking and consulting services company.

9. Edwin Tornberg. Mr. Tornberg is the President and Director of Edwin Tornberg & Company, a brokerage, management consultant and appraisal firm serving the communications industry.

10.  Claire L. Tow. Ms. Tow is retired.

11. Leonard Tow. Dr. Tow is the Chairman of the Board and Chief Executive Officer of Citizens.

Executive Officers of Citizens:

1. Leonard Tow. Dr. Tow is the Chairman of the Board and Chief Executive Officer of Citizens.

2. Rudy J. Graf. Mr. Graf is the President and Chief Operating Officer of Citizens.

3. Scott N. Schneider. Mr. Schneider is the Vice Chairman of the Board, Executive Vice President and Chairman of Citizens Capital Ventures.

4. Donald B. Armour. Mr. Armour is the Vice President, Finance and Treasurer of Citizens and the Vice President and Treasurer of Electric Lightwave, Inc.

5. Robert Braden. Mr. Braden is the Chief Executive Officer of Electric Lightwave, Inc. and Executive Vice President of the ILEC Division and Vice President of Citizens.

6. John H. Casey, III. Mr. Casey is the Vice President and Chief Operating Officer, ILEC Sector of Citizens.

7. Kenneth L. Cohen. Mr. Cohen is the President and Chief Operating Officer of the Public Services Sector and Vice President of Citizens.

8.   Jean M.  DiSturco.  Ms.  DiSturco is Vice  President,  Human  Resources  of
     Citizens.

9. Jerry Elliott. Mr. Elliott is Vice President and Chief Financial Officer of Citizens and Electric Lightwave, Inc.

10. Michael G. Harris. Mr. Harris is the Vice President, Engineering and New Technology of Citizens.

11.  Edward O. Kipperman. Mr. Kipperman is the Vice President, Tax of Citizens.

12. Robert J. Larson. Mr. Larson is the Vice President and Chief Accounting Officer of Citizens and Electric Lightwave, Inc.

13. Daniel J. McCarthy. Mr. McCarthy is the President and Chief Operating Officer, Electric Lightwave Sector of Citizens.

14. L. Russell Mitten. Mr. Mitten is the Vice President, General Counsel and Secretary of Citizens.

15. Steven D. Ward. Mr. Ward is the Vice President, Chief Information Officer of Citizens.

16. Michael J. Wieloszynski. Mr. Wieloszynski is the Vice President, Labor Relations of Citizens.

17. Michael Zarella. Mr. Zarella is the Vice President, Business Development of Citizens.

Directors of CUCapital:

1. Peter C. Fulweiler. Mr. Fulweiler is the Director and Manager of Delaware Holding Company Services at PNC Bank in Delaware.

2. Rudy J. Graf. Mr. Graf is the Vice Chairman of the Board, President and Chief Operating Officer of Citizens.

3. Scott N. Schneider. Mr. Schneider is the Vice Chairman of the Board, Executive Vice President and Chairman of Citizens Capital Ventures.

4. Leonard Tow. Dr. Tow is Chairman of the Board and Chief Executive Officer of Citizens.

Executive Officers of CUCapital:

1.   Scott  N.  Schneider.  Mr.  Schneider  is  the  Chairman  of the  Board  of
     CUCapital.

2.   Rudy J. Graf.  Mr. Graf is the President of CUCapital.

3.   Donald  B.  Armour.  Mr.  Armour  is the Vice  President  and  Treasurer of
     CUCapital.

4. Jerry Eliott. Mr. Elliott is the Vice President and Chief Financial Officer of CUCapital.

5.   Edward O. Kipperman. Mr. Kipperman is the Vice President, Tax of CUCapital.

6. Robert J. Larson. Mr. Larson is the Vice President and Chief Accounting Officer of CUCapital.

7. L. Russell Mitten. Mr. Mitten is the General Counsel and Secretary of CUCapital.

Item 3.  Source and Amount of Funds or Other Consideration

     Citizens estimates that the total amount of funds required to purchase all of the Shares, other than those already owned by Citizens and its subsiairies, pursuant to the Offer and the Merger (as defined below) and to pay related fees and expenses is approximately $6.5 million. Citizens obtained these funds from cash on hand and working capital. No part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.  Purpose of Transaction

     As described in the Offer to Purchase, Citizens commenced the Offer to acquire as many Shares as possible, as a first step in acquiring the entire equity interest in ELI.

     After completion of the Offer, at which time Purchaser will own in excess of 90% of the outstanding Class A Common Stock on an as-converted basis, Purchaser will merge with and into ELI through a short-form merger (the "Merger"). In the Merger, each outstanding Share will be converted into the right to receive the same consideration paid in the Offer, without interest, subject to the rights of holders of such Shares to seek appraisal of the fair value of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware. As a result of the Offer and the Merger, ELI will become an indirect wholly-owned subsidiary of Citizens.

     As of the close of business on May 24, 2002, the Shares no longer trade publicly on any national securities exchange and ceased to be authorized to be quoted on any inter-dealer quotation system of a registered national securities association. Furthermore, ELI intends to file a Form 15 with the SEC terminating its registration pursuant to the Securities Exchange Act of 1934, as amended.

Item 7.  Material to be Filed as Exhibits

(a) Press Release dated May 16, 2002, announcing Citizens' intent to acquire all of the outstanding publicly held Class A common shares of ELI that are not otherwise owned by Citizens or its subsidiaries (incorporated by reference to Exhibit 99.1 of Citizens' Current Report on Form 8-K filed on May 16, 2002, File No. 001-11001).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           CITIZENS COMMUNICATIONS COMPANY

                           By:     /s/ Robert J. Larson
                                   ------------------------------------------
                           Name:   Robert J. Larson
                           Title:  Chief Accounting Officer and Vice President

                            CUCAPITAL CORP.

                            By:    /s/ Robert J. Larson
                                   -------------------------------------------
                            Name:  Robert J. Larson
                            Title: Chief Accounting Officer and Vice President


Dated: June 5, 2002

                                  Exhibit Index


7.1 Press Release dated May 20, 2002 (incorporated by reference to Exhibit 99.1 of Citizens' Current Report on Form 8-K filed on May 16, 2002, File No. 001-11001).